SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

    INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                                 GameStop Corp.
                       ----------------------------------
                              (Name of Issuer)


                 Class A Common Stock, par value $.001 per share
-----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                36 466R 10 1**
                       ----------------------------------
                               (CUSIP Number)

                                February 12, 2002
-----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This CUSIP number relates only to the Class A Common Stock of the Issuer. The Class B Common Stock is of a separate class but is convertible on a one-for-one basis into shares of Class A Common Stock.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No.  36 446R 10 1                                           Page 2 of 9
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Barnes & Noble, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]

                                                                 (b) [X]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           36,009,000(1)(2)

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           36,009,000(1)(2)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     36,009,000(1)(2)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                      [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     63.4%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

                                     2 OF 9

                                  SCHEDULE 13G

CUSIP No.  36 446R 10 1                                           Page 3 of 9
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     B. Dalton Bookseller, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]

                                                                 (b) [X]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Minnesota
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           36,009,000(1)(2)

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           36,009,000(1)(2)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     36,009,000(1)(2)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                      [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     63.4%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

                                     3 of 9

                                  SCHEDULE 13G

CUSIP No.  36 446R 10 1                                           Page 4 of 9
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     B&N GameStop Holding Corp.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]

                                                                 (b) [X]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           36,009,000(1)(2)

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           36,009,000(1)(2)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     36,009,000(1)(2)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                      [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     63.4%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

                                     4 of 9

                                  SCHEDULE 13G

CUSIP No.  36 446R 10 1                                           Page 5 of 9

Item 1(a).     Name of Issuer:

               GameStop Corp. (the "Company")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               2250 William D. Tate Avenue, Grapevine, Texas 76051

Items 2(a),
(b)  and (c).  Name of Persons Filing, Address of Principal Business Office and
               Citizenship:

               This statement on Schedule 13G is filed by Barnes & Noble, Inc., a Delaware corporation ("B&N"), B. Dalton Bookseller, Inc., a Minnesota corporation and a wholly-owned subsidiary of B&N ("B. Dalton"), and B&N GameStop Holding Corp., a Delaware corporation and a wholly-owned subsidiary of B. Dalton ("Holding"). See Exhibit A, Note (1). The principal business office of B&N, B. Dalton and Holding is 122 Fifth Avenue, New York, New York 10011.

Item 2(d).     Title of Class of Securities:

               Class A Common Stock, par value $.001 per share, of the Company (the "Class A Common Stock").

Item 2(e).     CUSIP Number:

               36 466R 10 1 (This CUSIP number relates only to the Class A Common Stock of the Issuer. The Class B Common Stock is of a separate class but is convertible on a one-for-one basis into shares of Class A Common Stock.)

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Persons Filing are a:

               Not applicable.

Item 4.        Ownership.

               B&N is deemed to beneficially own, through its wholly-owned subsidiary B. Dalton, and B. Dalton is deemed to beneficially own, through its wholly-owned subsidiary Holding, and Holding owns 36,009,000 shares of the Class B Common Stock, par value $.001 per share, of the Company (the "Class B Common Stock"). Holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders. Each share of Class B Common Stock is convertible into one share of Class A Common Stock. See Exhibit A, Notes (1) and (2).

               (a)  Amount beneficially owned:

                    36,009,000

                                     5 of 9


                                  SCHEDULE 13G

CUSIP No.  36 446R 10 1                                           Page 6 of 9

               (b)  Percent of class:

                    63.4% of the total shares and 94.5% of the total voting power (based on 20,763,888 shares outstanding at March 1, 2002).

               (c)  Number of shares to which such person has:

                    (i)  Sole power to vote or direct the vote: 36,009,000

                    (ii) Shared power to vote or direct the vote: 0

                    (iii) Sole power to dispose or to direct the disposition of:
                         36,009,000

                    (iv) Shared power to dispose of or direct the disposition
                         of: 0

                    Reporting person B&N and joint filers B. Dalton and Holding are the sole beneficial owners of the securities identified in subsection (a) above. Holding has the sole voting and dispositive power over the Class A Common Stock beneficially owned by Holding. B. Dalton, as the parent company of Holding, has the sole voting and dispositive power over the common stock of Holding. B&N, as the parent company of B. Dalton, has sole voting and dispositive power over the common stock of B. Dalton. See Exhibit A, Notes (1) and (2).

Item 5.             Ownership of Five Percent or Less of a Class.

                    Not Applicable.

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person.

                    Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

                    For identities of the subsidiaries, see Exhibit A.

Item 8.             Identification and Classification of Members of the Group.

                    Not Applicable.

Item 9.             Notice of Dissolution of a Group.

                    Not Applicable.

Item 10.            Certification.

                    Not Applicable.

                                     6 of 9

                                  SCHEDULE 13G

CUSIP No.  36 446R 10 1                                           Page 7 of 9

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 8, 2002.

                                     BARNES & NOBLE, INC.

                                     By: /s/ Maureen O'Connell
                                        -----------------------------
                                     Maureen O'Connell, Chief Financial Officer


                                     B. DALTON BOOKSELLER, INC.

                                     By: /s/ Maureen O'Connell
                                        -----------------------------
                                     Maureen O'Connell, Chief Financial Officer


                                     B&N GAMESTOP HOLDING CORP.

                                     By: /s/ Maureen O'Connell
                                        -----------------------------
                                     Maureen O'Connell, Chief Financial Officer

                                     7 of 9

                                  SCHEDULE 13G

CUSIP No.  36 446R 10 1                                           Page 8 of 9

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the securities of the issuer and further agree that this Agreement be included as an exhibit to such filing. The parties to the Agreement expressly authorize each other to file on each others behalf any and all amendments to such statement.

     IN WITNESS WHEREOF, the parties have executed this Agreement on March 8, 2002.

                                     BARNES & NOBLE, INC.

                                     By: /s/ Maureen O'Connell
                                        -----------------------------
                                     Maureen O'Connell, Chief Financial Officer


                                     B. DALTON BOOKSELLER, INC.

                                     By: /s/ Maureen O'Connell
                                        -----------------------------
                                     Maureen O'Connell, Chief Financial Officer


                                     B&N GAMESTOP HOLDING CORP.

                                     By: /s/ Maureen O'Connell
                                        -----------------------------
                                     Maureen O'Connell, Chief Financial Officer

                                     8 of 9

                                  SCHEDULE 13G

CUSIP NO. 36 446R 10 1                                            Page 9 of 9

                                    EXHIBIT A


Item 7.   Identification of Subsidiaries.

          Joint filers: B. Dalton Bookseller, Inc. and B&N GameStop Holding
          Corp.


                                      NOTES

(1) As described in the Company's Registration Statement on Form S-1, as amended (the "Form S-1"), filed with the Securities and Exchange Commission, reporting person Barnes & Noble, Inc., through its wholly-owned subsidiary and joint filer B&N GameStop Holding Corp., indirectly owns 36,009,000 shares of the Class B Common Stock, $.001 par value per share, of the Company (the "Class B Common Stock"), which is convertible into 36,009,000 shares of the Class A Common Stock, par value $.001 per share (the "Class A Common Stock") of the Company on a one-for-one basis. Neither the reporting person Barnes & Noble, Inc. nor joint filers B. Dalton Bookseller, Inc. and B&N GameStop Holding Corp., owns any shares of Class A Common Stock.

(2) These securities are held directly by joint filer, B&N GameStop Holding Corp., a wholly owned subsidiary of joint filer, B. Dalton Bookseller, Inc., a wholly-owned subsidiary of Barnes & Noble, Inc.

                                     9 of 9